
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2005



                        Commission File Number: 000-11743





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X     Form 40-F
                                    ----              ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No X
                                     ----     ----



     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
                                                  --------


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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS



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

                                                                           Page
                                                                           ----

Announcement of Appointment of Outside Directors                             3

Signature                                                                    4

Exhibit Index                                                                5
-------------

Exhibit 1     Announcement of Appointment of Outside Directors               6



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                ANNOUNCEMENT OF APPOINTMENT OF OUTSIDE DIRECTORS

     We recently announced the appointment of two outside directors to our board of directors. Attached as Exhibit 1 hereto is an English translation of this announcement.






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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             WACOAL CORP.
                                             (Registrant)



                                             By: /s/ Ikuo Otani
                                                 -------------------------------
                                                 Ikuo Otani
                                                 Corporate Officer
                                                 Director of Finance, Corporate
                                                 Planning


Date: April 28, 2005




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                                  EXHIBIT INDEX



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
                                                                            Page
                                                                            ----



Exhibit 1   Announcement of Appointment of Outside Directors                  6





                                       5
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                                    EXHIBIT 1

                ANNOUNCEMENT OF APPOINTMENT OF OUTSIDE DIRECTORS

                              (English Translation)

                                                                  April 28, 2005


To whom it may concern:

                                    WACOAL CORP.
                                    Yoshikata Tsukamoto, President and Director
                                    (Code Number:  3591)
                                    (Tokyo Stock Exchange, First Section)
                                    (Osaka Securities Exchange, First Section)
                                    Contact:  Ikuo Otani, Corporate Officer,
                                    Director of Finance, Corporate Planning
                                    (Tel: 075-682-1010)


                Announcement of Appointment of Outside Directors
                ------------------------------------------------

     We hereby announce that Mr. Kazuo Inamori and Mr. Mamoru Ozaki will be appointed as outside directors of Wacoal Corp. They will officially be appointed at the ordinary general meeting of shareholders to be held in late June.

     Our basic corporate governance policy is to promote our corporate values in a consistent manner by improving management transparency and ensuring fairness and independence. We have decided to appoint two new outside directors in furtherance of such policy.

     Wacoal Corp. adopted a corporate officer system in June 2004. As the system has become established, corporate officers have come to assume the responsibility of business and management divisions, which had previously been the responsibility of directors. Accordingly, the number of directors has decreased. We hope to obtain input from Messrs. Inamori and Ozaki that is based on a broad perspective, and avoid business judgment that is overly biased.

     Mr. Kazuo Inamori
     (Date of Birth:  January 30, 1932)

     Business Experience


            April 1959        Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
            ----------------- ---------------------------------------------------------------------------------------
            May 1966          President and Representative Director of Kyoto Ceramic Co., Ltd.
            ----------------- ---------------------------------------------------------------------------------------
            April 1984        Established The Inamori Foundation; President (continuing to the present)
            ----------------- ---------------------------------------------------------------------------------------
            June 1984         Established DDI Corporation (currently KDDI Corporation); Chairman and
                              Representative Director
            ----------------- ---------------------------------------------------------------------------------------
            June 1985         Chairman and Representative Director of Kyocera Corporation
            ----------------- ---------------------------------------------------------------------------------------
            June 1997         Chairman Emeritus and Director of Kyocera Corporation (continuing to the present)
                              Chairman Emeritus and Director of DDI Corporation
            ----------------- ---------------------------------------------------------------------------------------
            June 2001         Honorary Adviser of KDDI Corporation (continuing to the present)
            ----------------- ---------------------------------------------------------------------------------------



     Mr. Mamoru Ozaki
     (Date of Birth:  May 20, 1935)

     Business Experience



            June 1991          Director-General of National Tax Agency
            ------------------ --------------------------------------------------------------------------------------
            June 1992          Administrative Vice-Minister of Finance
            ------------------ --------------------------------------------------------------------------------------
            May 1994           Governor of People's Finance Corporation
            ------------------ --------------------------------------------------------------------------------------
            October 1999       Governor of National Life Finance Corporation
            ------------------ --------------------------------------------------------------------------------------
            February 2003      Advisor of Yazaki Corporation (continuing to the present)
            ------------------ --------------------------------------------------------------------------------------
            April 2003         Visiting Professor of Waseda University Graduate School of Commerce (continuing to the present)
            ------------------ --------------------------------------------------------------------------------------
            July 2003          Advisor of Wacoal Corp. (continuing to the present)
            ------------------ --------------------------------------------------------------------------------------
            October 2003       Special Committee Member of Tax Research Commission (continuing to the present)
            ------------------ --------------------------------------------------------------------------------------


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